SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Quarterly Financial Information

TIM Participações S.A.

Three-month period ended September 30, 2004
With Special Review Report of the Independent Auditors

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency, in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION – ITR – September 30, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY, COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 – COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21
4 – State Registration Number – NIRE 53 3 0000572 9

01.02 - HEAD OFFICE

1 - ADDRESS Rua Comendador Araújo, 299			2 – SUBURB OR DISTRICT Centro
3 – POSTAL CODE 80420-000		4 – MUNICIPALITY Curitiba		5 – STATE PR
6 – AREA CODE 55 - 41	7 – TELEPHONE 312-6893	8 – TELEPHONE -	9 – TELEPHONE -	10 – TELEX -
11 - AREA CODE 55 - 41	12 – FAX 312-6520	13 – FAX -	14 – FAX -	-
15 - E-MAIL knozela@timbrasil.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Paulo Roberto Cruz Cozza
2 - ADDRESS Rua Comendador Araújo, 299			3 – SUBURB OR DISTRICT Centro
4 – POSTAL CODE 80420-000		5 – MUNICIPALITY Curitiba		6 – STATE PR
7 – AREA CODE 55 - 41	8 – TELEPHONE 312-6702	9 – TELEPHONE -	10 – TELEPHONE -	11 – TELEX -
12 - AREA CODE 55 - 41	13 – FAX 312-6222	14 – FAX -	15 – FAX -	-
16 - E-MAIL pcozza@timsul.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 – END	3 - QUARTER	4 – BEGINNING	5 – END	6 – QUARTER	7 – BEGINNING	8 – END
01.01.2004	12.31.2004	3	07.01.2004	09.30.2004	2	04.01.2004	06.30.2004
9 - INDEPENDENT ACCOUNTANT Ernst & Young Auditores Independentes S.S.						10 - CVM CODE 00471-5
11 PARTNER RESPONSIBLE Mauro Moreira			12 INDIVIDUAL TAXPAYERS REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 510.931.467-53

01.05 - CAPITAL COMPOSITION

Number of shares (Thousand)	Current quarter 09.30.2004	Prior quarter 06.30.2004	Same quarter in prior year 09.30.2003
Paid-up capital
1 – Common	264,793,444	137,198,693	134,452,842
2 – Preferred	437,711,795	226,559,929	222,025,630
3 – Total	702,505,239	363,758,622	356,478,472
Treasury stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 – NATURE OF OWNERSHIP Local Private
4 – ACTIVITY CODE 113 – Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunication Services
6 – TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 – NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL	4 – AMOUNT	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE CHANGE (IN THOUSANDS OF REAIS)	5 – NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN THOUSAND)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)
01	05.06.2004	456,266	87,102	Capital reserve	7,280,151	4,1290
02	08.30.2004	884,504	428,238	Companies incorporation	338,746,617	0,0000

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

02.01 - Balance Sheet - Assets (R$ thousand)

1 – Code	2 – Description	3 – 09.30.2004	4 – 06.30.2004
1	Total assets	2,060,164	990,453
1.01	Current assets	11,853	4,314
1.01.01	Cash and cash equivalents	503	396
1.01.01.01	Banks	235	136
1.01.01.02	Marketable securities	268	260
1.01.02	Receivables	0	0
1.01.03	Inventories	0	0
1.01.04	Others	11,350	3,918
1.01.04.01	Recoverable taxes	2,810	73
1.01.04.02	Deferred income and social contribution taxes	8,120	3,607
1.01.04.03	Other current assets	420	238

1.02	Long-term assets	3,408	2,150
1.02.01	Receivables	2,167	1,639
1.02.01.01	Deferred income and social contribution taxes	2,167	1,639
1.02.02	Receivables from related companies	900	501
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related companies	900	501
1.02.03	Others	341	10
1.02.03.01	Judicial deposits	341	10
1.03	Permanent assets	2,044,903	983,989
1.03.01	Investments	2,043,109	983,932
1.03.01.01	In associated companies	0	0
1.03.01.02	In Subsidiaries	2,043,109	983,932
1.03.01.03	Others	0	0
1.03.02	Property, plant and equipment	1,794	57
1.03.03	Deferred charges	0	0

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 – Code	2 – Description	3 – 09.30.2004	4 – 06.30.2004
2	Total liabilities and shareholders' equity	2,060,164	990,453
2.01	Current liabilities	12,244	6,658
2.01.01	Loans and financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	3,019	2,089
2.01.04	Taxes, charges and contributions	(170)	85
2.01.05	Dividends payable	8,662	3,847
2.01.05.01	Dividends payable	5,821	1,712
2.01.05.02	Interest on shareholders’ equity	2,841	2,135
2.01.06	Provisions	0	0
2.01.07	Payables to related companies	0	0
2.01.08	Others	733	637
2.01.08.01	Labor obligations	733	637

2.02	Long-term liabilities	38,265	6,343
2.02.01	Loans and financing	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	6,424	4,820
2.02.03.01	Provision for pension plan	3,733	3,733
2.02.03.02	Provision for contingencies	2,691	1,087
2.02.04	Payables to related companies	31,841	1,523
2.02.05	Others	0	0
2.03	Deferred income	0	0
2.05	Shareholders' equity	2,009,655	977,452
2.05.01	Paid-up capital	884,504	456,266
2.05.02	Capital reserves	240,634	121,463
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Associated/subsidiary companies' assets	0	0
2.05.04	Revenue reserves	471,550	349,257
2.05.04.01	Legal	62,674	29,835
2.05.04.02	Statutory	87,154	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Realizable profits	18,838	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special reserve for undistributed dividends	2,301	0
2.05.04.07	Other revenue reserves	300,583	319,422
2.05.05	Retained earnings/accumulated deficit	412,967	50,466

03.01 – Income Statement (R$ thousand)

1 – Code	2 – Description	3 – 07.01.2004 to 09.30.2004	4 - 01.01.2004 to 09.30.2004	5 - 07.01.2003 to 09.30.2003	6 - 01.01.2003 to 09.30.2003
3.01	Gross revenues from goods sold and services rendered	0	0	0	0
3.02	Deductions to gross revenues	0	0	0	0
3.03	Net revenue from goods sold and services rendered	0	0	0	0
3.04	Cost of goods sold and services rendered	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	153,351	204,525	26,801	86,132
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(17,797)	(18,160)	(1,840)	(6,096)
3.06.03	Financial, net	(784)	(598)	166	289
3.06.03.01	Financial income	992	1,676	792	2,790
3.06.03.02	Financial expenses	(1,776)	(2,274)	(626)	(2,501)
3.06.04	Other operating income	53	1,019	0	1,236
3.06.05	Other operating expenses	(2,618)	(5,225)	(420)	(1,344)
3.06.06	Equity pick-up	174,497	227,489	28,895	92,047
3.07	Operating profit (loss)	153,351	204,525	26,801	86,132
3.08	Non-operating results	(4,109)	(5,165)	(933)	(2,967)
3.08.01	Income	132	132	0	0
3.08.02	Expenses	(4,241)	(5,297)	(933)	(2,967)
3.09	Income (loss) before taxes/profit sharing	149,242	199,360	25,868	83,165
3.10	Provision for income and social contribution taxes	4,294	4,346	268	(6,348)
3.11	Deferred income and social contribution taxes	(2,913)	(2,618)	321	(129)
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders’ capital	0	0	0	0
3.15	Net income (loss) for the period	150,623	201,088	26,457	76,688
	Number of shares (thousand), excluding treasury stock	702,505,239	702,505,239	356,478,472	356,478,472
	Net income per share	0.00021	0.00029	0.00007	0.00022
	Net loss per share	0	0	0	0

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1. Operations

TIM Participações S.A. (former Tele Celular Sul Participações S.A.) is a listed entity directly controlled by Tim Brasil Serviços e Participações S.A. which has a shareholding of 53.23% of the voting capital and 23.73% of the total capital.

The Company has the controlled ownership of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. (former Telpe Celular S.A.). Tim Sul S.A. provides mobile telephony services in the states of Paraná (except for the cities of Londrina and Tamarana), Santa Catarina and in the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu, in the state of Rio Grande do Sul. TIM Nordeste Telecomunicações S.A. provides mobile telephony services in the states of Alagoas, Ceará, Piauí, Rio Grande do Norte, Paraíba and Pernambuco.

1. Corporate reorganization

(a) Corporate incorporation

On June 01, 2004, Tele Celular Sul Participações S.A. and Tele Nordeste Celular Participações S.A., subsidiaries of TIM Brasil Serviços e Participações, issued significant information (Fato Relevante), stating that their Board Meeting authorized the Protocol of Justification of Incorporation, through which Tele Nordeste Celular Participações S.A., the company which provides mobile telephony services in the states of Pernambuco, Paraíba, Ceará, Rio Grande do Norte, Piauí and Alagoas, will be incorporated by TIM Participações S.A. (former Tele Celular Sul Participações S.A.)

On August 30, 2004, with ANATEL approval, in the Shareholders’ General Meeting of Tele Celular Sul Participações S.A. (current TIM Participações S.A.), it was approved the proposal of the Board for the incorporation of the net assets of Tele Nordeste Celular Participações S.A.

The objective of the proposed merger is the integration of the companies’ operations, which are under common control of TIM Brasil Serviços e Participações S.A., seeking benefits from operating and administrative synergies. Such merger should also aggregate market liquidity, turning the Company more attractive for institutional investors and bringing benefits to the shareholders.

(b) Incorporation of Operating Companies - Northeast

The corporate reorganization consisted, basically, in the Telesa Celular SA., Teleceará Celular S.A., Telepisa Celular S.A., Telern Celular S.A., Telpa Celular S.A. incorporation by Telpe Celular S.A. (current TIM Nordeste Telecomunicações S.A.). In December 2003, the operating companies controlled by Tele Nordeste Celular Participações S.A. submitted to the ANATEL pre-approval the implementation of the reorganization, considering the migration from SMC – Serviço Móvel Celular (Mobile Cellular Service) to SMP – Serviço Móvel Pessoal (Personal Mobile Service).

On January 30, 2004, the Protocol of Justification of Incorporation of the companies Telasa Celular S.A., Teleceará Celular S.A., Telepisa Celular S.A., Telern Celular S.A. and Telpa Celular S.A. by Telpe Celular S.A. (current TIM Nordeste Telecomunicações S.A.) was approved.

This corporate reorganization aims at integrating the activities of these operating companies that belong to the same economic group, to allow increased synergy, expansion of Company’s operations, reduction of expenses related to maintenance of six individual companies and concentration of liquidity of shares of Tele Nordeste Celular Participacoes S.A.'s subsidiaries.

3. Presentation of the Quarterly Information

(a) Basis of presentation

The parent company and consolidated quarterly information were prepared in accordance with the accounting principles adopted in Brazil and the rules applicable to concessionaires of telecommunications public services.

TIM Participações S.A. is a publicly trade Company and has American Depository Receipts trade in the New York stock market. Based on that, it is subjected to the rules of the Security Exchange Commission (SEC) and aiming to attend the market needs, the Company adpts the procedure to issue simultaneously information to both markets, in Brazilian Reais, in Portuguese and in English.

(b) Consolidated Quarterly Information

The consolidated quarterly information includes consolidated assets, liabilities and result of operations of the Company and its subsidiaries, which are as follows:

Partipation %
TIM Sul S.A.
TIM Sul S.A.	81.73%
TIM Nordeste Telecomunicações S.A.	81.82%

The main consolidation procedures are as follows:

I. Elimination of assets and liabilities balances between the consolidated companies;
II. Elimination of the participation in the capital, reserves and retained earnings of the subsidiaries;
III. Elimination of revenues and expenses generated by transactions between the companies;
IV. Disclosure of the minority interest participation in the consolidated quarterly information.

(c) Comparability of the Quarterly Information

As a consequence of the restructuring process mentioned in Note 2-a, the comparison of the quarterly information with the previous period is impaired.

For comparison purposes of this quarterly information with prior periods, follows the pro-forma information, as the incorporation mentioned in Note 2 had occurred on June 30, 2004, for the balance sheet, and nine-month period ended September 30, 2003, for income statement purposes.

	06/2004 Pro-forma

ASSETS	Parent Company	Consolidated

Current Assets
Cash and banks	174	17,589
Marketable securities	260	662,107
Accounts receivables	-	504,393
Inventories	-	47,890
Recoverable taxes	2,791	104,315
Deferred taxes	4,410	113,862
Other current assets	349	38,700

	7,984	1,488,856

Long-term assets
Marketable securities	-	8,145
Recoverable taxes	-	31,698
Deferred taxes	5,565	199,194
Judicial deposits	62	21,001
Related party transactions	889	3,271
Other long-term assets	-	622

	6,516	263,931

Permanent assets	1,950,009	10,680
Investments	2,061	1,367,432

Property, plant and equipment	1,952,070	1,378,112

	1,966,570	3,130,899

	06/2004 Pro-forma

LIABILITIES and SHAREHOLDERS’ EQUITY	Parent Company	Consolidated

Current Liabilities
Loans and financing	-	73,433
Suppliers	2,881	383,864
Taxes, charges and contributions	149	121,130
Dividends payable	8,879	16,584
Labor obligations	963	23,689
Concession payable	-	40,967
Others current liabilities	-	18,827
	12,872	678,494

Long-term liabilities
Loans and financing	-	50,669
Provision for contingencies	1,134	23,377
Taxes, charges and contributions	-	42,490
Related party transactions	16,274	21,034
Other long-term liabilities	3,734	3,734

	21,142	141,304

Minority interest participation	-	378,545

Shareholders’ equity
Paid-up capital	884,504	884,504
Revenue reserves	471,550	471,550
Capital reserves	240,634	240,634
Retained earnings	335,868	335,868

	1,932,556	1,932,556

	1,966,570	3,130,899

	09/2003 Pro-forma

INCOME STATEMENT	Parent Company	Consolidated

Gross revenues	-	1,977,013
Deductions to gross revenues	-	(440,225)

Net revenues	-	1,536,788
Cost of goods sold and services rendered	-	(793,457)

Gross profit	-	743,331

Operating income (expenses):
Selling	-	(327,272)
General and administrative	(13,522)	(148,898)
Equity pick-up	184,620	(5,948)
Other operating income (expenses), net	797	(21,454)

	171,895	(503,572)

Operating income before financial result	171,895	239,759
Financial income (expenses)
Financial income	13,362	184,232
Financial expenses	(8,189)	(136,351)
Exchange variations, net	210	(5,805)

	5,383	42,076

Operating income	177,278	281,835
Non-operating income (expenses), net	(790)	1,312

Income (loss) before taxes and minority interest	176,488	283,147
participation
Income and social contribution taxes	(6,564)	(66,357)
Reversal of interest on shareholders’capital	-	2,859

Net income before minority interest participation	169,924	219,649
Minority interest participation	-	(49,725)

Net income for the period	169,924	169,924

4. Summary of Accounting Practices

(a) Cash and cash equivalents

It represents cash and bank balances and marketable securities, recorded at cost, plus interest incurred up to the balance sheet date.

(b) Trade accounts receivable

Accounts receivable from mobile telephone subscribers are calculated at the tariff rate on the date the services were rendered. Trade accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced and receivables from sales of handsets.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of overdue accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses of the receivables.

(d) Inventories

Refer to cellular handsets and acessories, which are stated at average acquisition cost. It was set-up a provision to adjust the obsolete items balance to its realization value.

(e) Investments

Investments in subsidiaries are carried under the equity method based on the subsidiaries’shareholders’equity at the balance sheet date and consistent with the accounting practices adopted by the Company.

Other investments are stated at acquisition cost, reduced to the realization value, when applicable.

(f) Property, plat and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at the rates shown in Note 9, based on the estimated useful lives of the assets. Expenditures for repairs and maintenance which extend the useful lives of the related assets are capitalized, while other routine costs are charged to results of operations.

Interest computed on debts that finance the construction of property, plant and equipment, are capitalized until the moment they start to operate. The expenses with repair and maintenance which represent improvements increase of capacity or useful lives are capitalized.

Long-term assets, mainly property, plant and equipment, are periodically reviewed for possible impairment.

The useful lives of all property, plant and equipment items are regularly reviewed to reflect the technological changes.

(g) Income tax and social contribution

Income tax is calculated based on the taxable income for the period, as determined by the current legislation. The social contribution is calculated based on the prevailing tax rates, based on the income before income tax.

The subsidiary TIM Nordeste Telecomunicações S.A., through the Certificates (“Laudos Constitutivos”) No. 0144/2003 and 0232/2003, issued on March 31, 2003 by Agency for Development of the Northeast Region of Brazil - ADENE, became beneficiary of the following tax incentives: (i) 75% reduction in income tax and non-refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities ("lucro da exploracao") resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services.

Taxes are calculated and recorded based on the enacted rates on the financial statement date, and in accordance with the accrual method of accounting. The effect of the aforementioned tax benefit is recorded as a reduction in the income tax payable against the constitution of a Capital Reserve – Fiscal Incentive, in the shareholders’ equity.

Deferred taxes related to temporary differences and tax losses are recorded in the current and long-term assets, based on expected realization thereof, which is reviewed every year.

(h) Loans and financing

Loans and financing include accrued interest to the balance sheet date. As discussed in Note 14, the Company’s subsidiaries are party to certain derivative instruments, related to its US dollar denominated liabilities with the objective of hedging itself against risks associated with unexpected real/US dollar exchange rates. The gain and losses from such operations are recognized in the income statement based on the accrual method, based on the rates established in the contracts.

(i) Provision for contingencies

The provision for contingencies is recorded based on estimates which take into consideration the opinion of the Company and its subsidiaries’ managements and of its legal advisers, and is updated to the balance sheet date, based on the probable losses at the end of the claims.

(j) Revenue recognition

Revenues for services are recognized when the services are provided. Billings are monthly recorded. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which the service was provided. Revenues from pre-paid telecommunication services are recognized on the accrual basis in the period in which they are utilized.

(k) Financial income (expenses)

It represents interest and exchange and monetary variations related to marketable securities, hedge contracts, loans and financing received and granted.

(l) Pension plan

The Company’s subsidiaries record the adjustments related to the obligations of the employees’ pension plan in the income for the period, over a 5-year period or the remaining expected service life of employees if these are less.

(m) Minority interest

The minority interest corresponds to the interest of the minority shareholders in the subsidiaries.

(n) Derivatives

The Company and its subsidiaries calculate based on the market relevant information available or other evaluation techniques, the market value of the financial instruments, including hedge, at the balance sheet date.

(o) Use of estimates

The preparation of the quarterly information in comformity with accounting practices requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosures of contingent assets and liabilities at the Quarterly Information date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.

(p) Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are adjusted using the exchange rate at the balance sheet date, which is reported by the Central Bank of Brazil at each balance sheet date. Exchange gains and losses are recognized in the of income as they occur.

(q) Employees profit share

The Company and its subsidiaries record a provision for employees’ profit share, based on the targets disclosed to its co-workers and approved by the Board. Such expenses are recorded as general and administrative expenses.

5. Accounts receivable

	Consolidated

	09/2004	06/2004	06/2004 Pro-forma

Services billed	209,734	61,020	188,338
Unbilled services	83,223	49,162	113,865
Network usage	190,829	98,794	154,681
Sales of handsets	138,679	90,695	128,259

	622,465	299,671	585,143
Allowance for doubtful accounts	(66,422)	(36,776)	(80,750)

	556,043	262,895	504,393

IN August 2004, the company received R$19,540, related to network usage, that had been being contested by Brasil Telecom, reducing the amount recorded.

6. Inventories

	Consolidated

	09/2004	06/2004	06/2004 Pro-forma

Cellular handsets	45,607	23,741	43,418
Accessories and kits of pre-paid cards	1,877	648	2,006
TIM chips	5,522	1,613	3,974

	53,006	26,002	49,398
Provision for adjustment to realizable value	(4,245)	(1,017)	(1,508)

	48,761	24,985	47,890

7. Recoverable Taxes

	Parent Company

	09/2004	06/2004	06/2004 Pro-forma

Income tax	2,801	64	2,783
Social contribution	9	9	8

	2,810	73	2,791

	Consolidated

	09/2004	06/2004	06/2004 Pro-forma

Income tax	42,287	2,422	59,031
Social contribution	11,224	122	6,728
State VAT	66,648	18,588	56,671
PIS (Social Integration Program) and Cofins (Social
Investment Program)	17,370	8,976	13,088
Others	703	-	495

	138,232	30,108	136,013
Current	(99,819)	(18,309)	(104,315)

Long-term	38,413	11,799	31,698

The long-term portion refers to the State VAT on property, plant and equipment acquisitions.

8. Income and Social Contributions Deferred Taxes

The Company, based on the expectation of future taxable profit generation, recognizes the tax credits related to tax loss carryforwards and negative basis of social contribution from prior years, which have no expiration date. The utilization of these tax credits is limited to 30% of the taxable income in given year.

The deferred income and social contribution taxes are comprised as follows:

	Parent Company

	09/2004	06/2004	06/2004 Pro-forma

Tax loss carryforwards	5,751	2,595	5,483
Negative basis for social contribution tax	2,073	936	1,975
Provision for pension plan	1,269	1,269	1,269
Provision for contingencies	915	370	386
Other provisions	279	76	862

	10,287	5,246	9,975

Current	(8,120)	(3,607)	(4,410)

Long-term	2,167	1,639	5,565

	Consolidated

	09/2004	06/2004	06/2004 Pro-forma

Fiscal credit related to incorporation process	193,392	103,184	206,004
Allowance for doubtful accounts	22,583	12,503	26,418
Tax Loss carryforwards	30,898	32,406	35,293
Depreciation of free leased handsets	15,324	5,831	15,111
Negative basis for social contribution tax	11,153	11,695	12,734
Amortization of the goodwill paid on privatization	4,504	4,504	4,504
Provision for pension plan	1,269	1,269	1,269
Provision for contingencies	7,978	4,913	7,946
Others provisions	3,876	2,139	3,777

Total	290,977	178,444	313,056

Current	(114,752)	(60,816)	(113,862)

Long-term	176,225	117,628	199,194

The deferred tax asset related to goodwill paid on privatization is related to the future tax benefit, as a consequence of the restructuring plan started in 2000. The contra account of the referred tax is a special reserve for goodwill in the shareholders’ equity and is realized based on the estimated future profitability and the time of the concession, which is expected to terminate in 2008. The goodwill amortization is recorded as “Other operating expenses”.

In the period ended September 30, 2004, R$37,837 (R$12,634 at June 30, 2004) related to such goodwill were realized. Also under the terms of the restructuring plan, the effective tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder. The minority shareholders have ensured the right to preference in the acquisition of an amount proportional to the new capital of the controlling shareholder. The special reserve of goodwill recorded by the Company’s subsidiaries represents the parent company rights to the future capitalization (see note 18-b).

In accordance with projections made by the Company’s Management, the long-term deferred taxes as of Sepetember 30, 2004 will be realized as follows:

Consolidated
09/2004

2005	44,626
2006	50,450
2007	50,450
2008	30,699

176,225

Income and social contribution tax expenses as of September 2004 and 2003 are as follows:

	Parent Company

	09/2004	09/2003

Current income tax	3,194	(4,649)
Current social contribution	1,152	(1,699)

	4,346	(6,348)

Deferred income tax	(1,925)	(94)
Deferred social contribution	(693)	(35)

	(2,618)	(129)

	1,728	(6,477)

	Consolidated

	09/2004	09/2003

Current income tax	(65,114)	(17,626)
Current social contribution	(23,842)	(6,457)
Fiscal incentive – ADENE	18,525	-

Total	(70,431)	(24,083)

Deferred income tax	993	(3,549)
Deferred social contribution	803	(1,281)

	1,796	(4,830)

	(68,635)	(28,913)

The reconciliation between the income and social contribution tax expenses, the tax expense calculated based on the statutory rates, and the amount recorded in the income statement of the period for 2004 and 2003 is as follow:

	Parent Company

	09/2004	09/2003

Income before income and social contribution taxes	199,360	83,165
Statutory rate	34%	34%

Income tax and social contribution according to statutory rate	(67,782)	(28,276)

Exclusions:
Equity pick-up	77,346	29,284
Amortization related to goodwill paid	(403)	(403)
Other	(7,433)	(7,082)

	69,510	21,799

Income and social contribution tax of the period	1,728	(6,477)

Effective rate	1,16%	7,79%

	Consolidated

	09/2004	09/2003

Income before income and social contribution taxes	316,297	126,988
Fiscal rate	34%	34%

Income tax and social contribution	(107,541)	(43,176)

Exclusion:
Provision for shareholders’ equity integrity	24,973	12,009
Tax incentive – ADENE – Income tax reduction	18,525	-
Exclusion of amortization related to goodwill	(403)	(403)
Other	(4,189)	2,567

	38,906	14,263

Income tax and social contribution of the period	(68,635)	(28,913)

Effective rate	21,70%	22,77%

9. Related party transactions

The related party transactions are carried out, as considered by Management, under normal market conditions. The balances of the related party transactions of the parent company are as follows:

	TIM Celular S.A.	Tim Nordeste Telecomuni- cações S.A.	TIM Sul S.A.	TIM Brasil S.A.	Total	Jun/04

Assets
Long-term
Receivables from related	237	512	-	151	900	501
companies
Liabilities
Long-term
Payables to related companies	6	19,392	12,439	4	31,841	1,523
Income Statement
Revenues	41	174	76	12	303	83
Service expenses	-	-	-	-	-	6,912
Financial expenses	-	822	356	-	1,178	433

The loans amounting R$12,439 with TIM Sul and R$15,304 with TIM Nordeste Telecomunicações relate to intercompany loan agreements bearing charges equivalent to 104.22% and 104.5%, respectively, of the monthly variation of the Interbank Certificate Deposits (CDI) rate.

At September, 2004 the consolidated related party transactions are as follow:

	Maxitel S.A.	Tim Celular S.A.	Blah S.A. de serviços e comercio	TIM Brasil Serv. Particip. S.A.	Total	Jun/04

Assets
Long Term
Receivables from related companies	13	1,749	-	281	2,043	2,220
Liabilities
Long Term
Payables to related companies	54	7,467	5,114	4	12,639	12,723
Income Statement
Revenues	-	112	-	12	124	403
Service expenses	-	-	10,964	-	10,964	913

10. Judicial deposit

	Consolidated

	09/2004	06/2004	06/2004 Pro forma

Convênio ICMS 69/98	11,745	11,653	11,653
ICMS tax rate difference	4,809	2,327	2,327
COFINS/ CSSL/ PIS/ IRF	2,441	-	-
Others	7,216	3,596	7,021

	26,211	17,576	21,001

For the judicial deposits related to the “ICMS Convênio 69/98” claim and the late payment of COFINS/CSSL/PIS/IRF, the Company, based on the opinion of the external legal advisors, believes that there is a “remote”probability of loss and therefore, no provision for contingency was recorded in relation to these issues.

Others judicial deposits refer to sundry fiscal and civil claims.

11. Investments

	Parent Company

	09/2004	06/2004	06/2004 Pro-form

Investments
Subsidiary	2,032,844	973,272	1,939,349
Other	10,265	10,660	10,660

	2,043,109	983,932	1,950,009

	Consolidated

	09/2004	06/2004	06/2004 Pro-form

Investments
Other	10,286	10,680	10,680

	10,286	10,680	10,680

Participation in subsidiaries:

	09/2004

	Tim Nordeste Telecomunicações S.A.	Tim Sul S.A.	Total

Capital	508,799	971,470
Number of shares held - thousands	23,779,645	12,529,890
Total capital participation	81.82%	81.73%
Voting capital participation	94.11%	90.65%
Adjusted Shareholders’ Equity	1,202,715	1,229,521

Net income	124,865	130,673
Equity pickup	120,690	106,799	227,489

Investment	886,381	905,616
Goodwill reserve	119,384	121,463
Investment amount	1,005,765	1,027,079	2,032,844

Goodwill – cost	-	16,918	16,918
Goodwill – accumulated amortization	-	(6,653)	(6,653)

	-	10,265	10,265

	06/2004

	Tim Sul S.A.	Total

Capital	971,470
Number of shares held – thousands	12,529,890
Total capital participation	81,73%
Voting capital participation	90,65%
Adjusted Shareholders’ Equity	1,163,687

Net income	64,839

Equity pickup	52,992	52,992

Investment	851,809	851,809
Goodwill reserve	121,463	121,463

Investment amount	973,272	973,272

Goodwill – cost	16,918	16,918
Goodwill – accumulated amortization	(6,258)	(6,258

	10,660	10,660

	06/2004 Pro-form

	Tim Nordeste Telecomunicações S.A.	Tim Sul S.A.	Total

Capital	508,799	971,470
Number of shares held – thousands	23,779,645	12,529,890
Total capital participation	81,82%	81,73%
Voting capital participation	94,11%	90,65%
Adjusted Shareholders’ Equity	1,154,207	1,163,687

Net income	85,140	64,839

Equity pickup	81,100	52,992	133,992

Investment	846,693	851,809	1,698,502
Goodwill reserve	119,384	121,463	240,847

Investment amount	966,077	973,272	1,939,349

Goodwill – cost	-	16,918	16,918
Goodwill – accumulated amortization	-	(6,258)	(6,258)

	-	10,660	10,660

12. Property, Plant and Equipment

	Parent Company

	09/2004				06/04

	Annual depreciation rate %	Cost	Accumulated depreciation	Net balance	Net balance	Pro-form 06/2004

Assets for general use	10,00	1,442	(719)	723	57	710
Leased handsets	50.00	12	(7)	5	-	5
Network infrastructure	33.33	1,149	(869)	280	-	191
Software and hardware	20.00	2,405	(2,205)	200	-	270
Intangible assets	20.00	2,806	(2,220)	586	-	726

		7,814	(6,020)	1,794	57	1,902
Construction in progress		-	-	-	-	159

		7,814	(6,020)	1,794	57	2,061

	Consolidated

	09/2004				06/04

	Annual depreciation rate %	Cost	Accumulated depreciation	Net balance	Net balance	Pro-form 06/2004

Usage license	10.00	43,527	(10,571)	32,956	13,779	32,348
Automatic transmission and switching equipment	14.29	2,265,340	(1,482,454)	782,886	445,483	782,244
Leased handsets	50,00	148,831	(97,726)	51,105	6,795	37,693
Leased handsets	33.33	282,178	(120,748)	161,430	97,456	164,761
Software and hardware	20.00	112,746	(66,312)	46,434	17,464	32,939
Assets for general use	20.00	30,999	(15,121)	15,878	5,300	16,108
Intangible assets	20.00	399,052	(204,401)	194,651	63,637	204,828

		3,282,673	(1,997,333)	1,285,340	649,914	1,270,921
Lands		5,967	-	5,967	4,649	5,967
Construction in progress		159,485	-	159,485	59,880	90,544

		3,448,125	(1,997,333)	1,450,792	714,443	1,367,432

13. Suppliers

	Parent company

	09/2004	06/2004	Pro-form 06/2004

Suppliers	3,019	2,089	2,881

	3,019	2,089	2,881

	Consolidated

	09/2004	06/2004	Pro-form 06/2004

Suppliers	384,251	220,954	342,483
Network usage service	47,834	13,353	41,381

	432,085	234,307	383,864

14. Loans and financings

	Consolidated

	09/2004	06/2004	Pro forma 06/2004

Foreign currency – United States dollars Supplier – bearing exchange rate variation and interest of 7.3% p.a. Subject matter of a swap operation to CDI.	1,062	889	889
Eximbank – refers to a direct financing with the Export and Import Bank of the United States (EXIMBANK), bearing exchange rate variation and interest of 7.03% p.a., subject matter of a swap operation to CDI.	-	11,586	11,586
European Bank of Investment - financing in the amount of US$ 50,000,000, bearing interest based on the Libor rate for 3-month deposits + 0.15% p.a., subject matter of a hedging operation for which the rate is 100% of the CDI monthly variation to final maturity.	40,913	-	61,837
Banco do Nordeste – financing in the amount of R$20,000 thousands (R$14,156 already used as of September 30, 2004) subject to pre-fixed interest of 14% p.a.	14,164	-	-
Local currency

BNDES – Banco Nacional de Desenvolvimento Econômico e Social- The financing is comprised by 68% bearing TJLP rate (9.75% p.a as of September 30, 2004) plus spread of 4% p.a. The remaining 32% is bearing exchange rate variation of “UMBNDES” plus the BNDES’ international average rate (6.934821% p.a. as of September 30, 2004), plus spread of 4% p.a. Subject matter of a swap operation to CDI.	45,642	49,790	49,790
Total debt	101,781	62,265	124,102

Current	(61,853)	(31,983)	(73,433)

Non current	39,928	30,282	50,669

The financing from the European Bank of Investment has financial covenants that are quarterly monitored. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. As of September 30, 2004, The Company complies with these covenants.

The BNDES loans are subject to certain covenants covering EBITDA margin, debt coverage, coverage of net financial expenses and indebtedness. The Company and its subsidiary comply with these covenants as of September 30, 2004.

The long-term portion of loans and financings matures up to 2005, as follows:

	Consolidated

	09/2004	06/2004

2005	5,336	10,156
2006	21,083	19,605
2007	2,892	521
2008	2,359	-
2009	2,359	-
2010	2,359	-
2011	2,359	-
2012	1,181	-

	39,928	30,282

15. Salaries and related charges

	Parent Company

	09/2004	06/2004	Pro-form 06/2004

Salaries	34	60	60
Social charges	127	116	220
Labor provisions	496	417	599
Employees retention	76	44	84

	733	637	963

	Consolidated

	09/2004	06/2004	Pro-form 06/2004

Salaries	1,705	1,866	1,866
Social charges	4,746	2,793	5,481
Labor provisions	17,966	7,551	15,517
Employees retention	151	514	825

	24,568	12,724	23,689

16. Taxes and contributions payable – current and non-current

	Parent Company

	09/2004	06/2004	Pro-form 06/2004

PIS	-	11	14
COFINS	2	51	63
Other	(172)	23	72

	170	85	149

	Consolidated

	09/2004	06/2004	Pro-form 06/2004

Income and social contribution taxes	25,773	-	12,933
ICMS	134,589	104,509	135,431
PIS	1,545	768	1,656
COFINS	7,161	3,547	7,669
FISTEL fee	3,387	2,271	3,408
FUST fee	1,108	599	1,124
FUNTTEL fee	567	299	559
Other	872	327	840

	175,002	111,870	163,620

Current	(139,293)	(69,380)	(121,130)

Long term	35,709	42,490	42,490

The subsidiary TIM Sul S.A., entered into an agreement with the Paraná State to defer ICMS tax to be paid in 48 months after the respective generating event. This benefit was granted by the State of Paraná through the “Programa Paraná Mais Emprego”.

17. Contingencies provision

The Company and its subsidiaries are a party to certain legal proceedings (labor, fiscal and civil) arising in the normal course of their business, and has recorded provisions when management believes that it can reasonably estimate probable losses, based on their legal advisors. No provisions are recorded for the lawsuits whose outcome is considered favorable to by the lawyers, including lawsuit challenging the ICMS tax (State VAT), as described in the note 10.

The provision for contingencies can be comprised as follows:

	Parent Company

	09/2004	06/2004	Pro-form 06/2004

Civil	193	327	327
Labor	2,498	760	807

	2,691	1,087	1,134

	Consolidated

	09/2004	06/2004	Pro-form 06/2004

Civil	11,189	8,029	12,328
Fiscal	7,437	3,529	7,064
Labor	5,633	2,887	3,985

	24,259	14,445	23,377

18. Shareholders’ equity

(a) Capital

The Company is authorized to increase its capital, through approval by a shareholders’ meeting, so as not to exceed 700 billion common or preferred shares, without the need to maintain the proportion between the shares, but keeping the legal limit of 2/3 (two thirds) for issuing preferred shares without voting rights.

The limit to increase the Company’s capital may be modified with the approval of an Extraordinary General Meeting if and when the capital has been fully utilized or when the difference between such limit and the subscribed capital is not sufficient to guarantee the capitalization plan for the year.

At September 30, 2004, the subscribed and paid up capital amounted R$884,504 and was represented by 264,793,443,731 common shares and 437,711,795,252 preferred shares.

(b) Capital reserve – special goodwill reserve

This reserve was set up during the corporate reorganization process in 2000 as stated in 2000 (see note 8). The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with the issuance of new shares. The respective capital increase will be subject to preference rights of the minority shareholders, in proportion to their shareholdings, by kind and class, at the time of issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission.

(c) Income reserve

Legal reserve

In conformity with the legislation in force (Law No. 6404/76, article 193), 5% (five percent) of net income computed in the year should be applied to the legal reserve prior to any other destination, which should not exceed 20% (twenty percent) of capital or 30% (thirty percent) of capital plus capital reserves; after this limit no appropriations to this reserve are obligatory. These reserves can be used only for capital increase or compensation of accumulated losses.

Realizable profit reserve

At December 31, 2003, the Company set up a realizable profit reserve originating from the portion of equity pickup to be financially realized, substantially represented by the capital reserve from income tax incentive set up by the subsidiaries and not allowing distribution by them, in the amount of R$ 49,807. Said reserve will be reversed by the Company upon its actual realization or upon capitalization of the tax incentive reserve by the subsidiaries.

In conformity with Law No. 10303/01, the reserve amounting to R$ 18,838 was set up for the amount of compulsory dividends, which exceeded the realized portion of net income for the year.

Dividends payable reserve

The Shareholders Meeting of April 4, 2002 approved the proposal made by management for the formation of a reserve for dividends payable in the amount of R$ 14,825, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand. The Company realized a portion of this reserve in the amount of R$ 10,280 (R$2,244 in 2002) in the year ended December 31, 2003.

(d) Income reserve for expansion

This reserve was set up as determined by Instruction CVM 59/86 to be used in the expansion of the Company’s network.

(e) Stock option plan

Due to the incorporation process mentioned in note 2-a, TIM Participações S.A. (former Tele Celular Sul PArticipações S.A.) Board will deliberate about the adjustments to be made to the stock option plan of its managers and employees and of Tele Nordeste Celular Participações S.A. managers and employees. These plans were approved in May 4, 2001 and May 2, 2001 in General Meetings of Tele Nordeste Celular Participações S.A. and Tele Celular Sul PArticipações S.A., respectively.

19. Net Operating Revenue

	Consolidated

	09/2004	09/2003	Pro-form 09/2003

Revenues from telecommunication services
Subscriptions charges	279,884	168,025	265,588
Usage charges	877,821	328,701	769,747
Long distance charges	141,187	18,480	39,457
Use of network	610,090	291,434	594,344
Value Added Services	77,477	22,812	38,696
Other services	22,931	10,191	17,061

	2,009,390	839,643	1,724,893

Sale of products	418,199	152,556	252,120

Gross revenues	2,427,589	992,199	1,977,013
Deduction from Gross revenues
Taxes	(508,952)	(189,110)	(401,853)
Discounts	(97,171)	(33,942)	(33,984)
Other	(4,537)	(45)	(4,388)

	(610,660)	(223,097)	(440,225)

	1,816,929	769,102	1,536,788

20. Cost of Services Rendered and Goods Sold

	Consolidated

	09/2004	09/2003	Pro-form 09/2004

Salaries and social contribution charges	(16,216)	(6,984)	(13,694)
Third-party services	(40,857)	(20,099)	(32,342)
Interconnection charges	(251.669)	(112.005)	(287,554)
Depreciation and amortization	(246,093)	(126,209)	(233,385)
Telecommunication supervision fund	(2,402)	(760)	(1,640)
Cost of goods sold	(347,619)	(139,994)	(216,326)
Other	(12,843)	(3,144)	(8,156)

	(917,699)	(409,195)	(793,457)

21. Selling Expenses

	Consolidated

	09/2004	09/2003	Pro-form 09/2003

Salaries and social contribution charges	(38,535)	(17,039)	(27,591)
Third-party services	(214,736)	(84,128)	(159,977)
Allowance for doubtful accounts and provision for losses	(82,457)	(15,457)	(61,079)
Telecommunication supervision fund	(67,963)	(21,706)	(45,407)
Depreciation and amortization	(33,562)	(10,330)	(28,186)
Other	(13,270)	(2,385)	(5,032)

	(450,523)	(151,135)	(327,272)

22. General and Administrative Expenses

	Parent Company

	09/2004	09/2003	Pro-form 09/2003

Salaries and social contribution charges	(12,051)	(4,312)	(22,336)
Third-party services	(3,712)	(1,674)	12,967
Depreciation and amortization	(892)	(12)	(1,014)
Other	(1,505)	(98)	(3,139)

	(18,160)	(6,096)	(13,522)

	Consolidated

	09/2004	09/2003	Pro-form 09/2003

Salaries and social contribution charges	(29,857)	(16,750)	(40,298)
Third-party services	(72,537)	(34,021)	(68,532)
Depreciation and amortization	(29,050)	(17,816)	(30,507)
Other	(10,974)	(5,492)	(9,561)

	(142,418)	(74,079)	(148,898)

23. Other Operating Income

	Parent Company

	09/2004	09/2003	Pro-form 09/2003

Other operating income	1,019	1,236	2,168

	1,019	1,236	2,168

	Consolidated

	09/2004	09/2003	Pro-form 09/2003

Telecommunication service fines	8,209	2,638	6,159
Reversal of provision for Contingencies	3,200	-	7,243
Reversal of allowance for doubtful account	10,000	-	-
Other	4,250	4,986	13,848

	25,659	7,624	27,250

24. Other Operating Expenses

	Parent Company

	09/2004	09/2003	Pro-form 09/2003

Goodwill amortization	(1,186)	(1,186)	(1,186)
Provision for contingencies	(2,394)	(113)	(113)
Taxes	(986)	(25)	(41)
Other	(659)	(20)	(31)

	(5,225)	(1,344)	(1,371)

	Consolidated

	09/2004	09/2003	Pro-form 09/2003

Amortization related to goodwill paid on privatization	(37,838)	(18,971)	(37,856)
Goodwill amortization	(1,186)	(2,276)	(2,276)
Provision for contingencies	(8,902)	(2,212)	(3,076)
Taxes	(2,043)	(282)	(488)
Other	(10,804)	(3,201)	(5,008)

	(60,773)	(26,942)	(48,704)

25. Financial Instruments

The Company and its subsidiaries carry out transactions involving financial instruments with the purpose of reducing risks related to market, exchange rates and interest. Such risks are controlled by specific policies, the establishment of operating limits and strategies, and other techniques for the monitoring of the positions.

The estimated market value of financial instruments, mainly cash and cash equivalents, accounts receivable and short-term financial instruments approximates the accounting value because of the short maturity of such instruments.

At September 30, 2004, the Company and its subsidiaries invested their financial resources mainly in Interbank Deposit Certificates (CDI). There are no financial assets linked to foreign currency.

Loans and financing

The fair values of loans and financing, determined through future cash flows and use of interest rate applicable to instruments with a similar nature, involves the same conditions and risks or are based on market quotations for these securities.

Limitations

The market values were estimated at a certain period, based on significant market information. Changes in assumptions may affect significantly the estimates presented.

Risk factors

The risk factors affecting the Company and its subsidiaries instruments are the following:

(i) Exchange and interest rates risk

The exchange and interest rates risk relate to the possibility of the Company and its subsidiaries computing losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At September 30, 2004, a portion of Company loans and financing was denominated in U.S. dollars and 100% of the loans and financing were covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results.

(ii) Credit operating risk

The risk is related to the possibility of the Company and its subsidiaries computing losses originating from the difficulty of collecting the amounts billed to customers, which are represented by traders of prepaid telephone cards and distributors of cellular equipment. In order to have this risk reduced, the Company and its subsidiaries perform credit analyses to assist the risk management in respect to collection problems and monitors the accounts receivable from subscribers, blocking the telephony ability in case customers do not pay their bills. With respect to distributors, the Company maintains individual credit limits, based on potential sales analysis, risk history and risk with collection problems.

(iii) Credit risk related to the sale of telephone sets

The Company’s policy for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of real guarantees are procedures adopted by the Company to minimize possible collection problems with its commercial partners.

(iv) Financial credit risk

The risks related to the possibility of the Company computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company and its subsidiaries.

26. Insurance coverage (not reviewed)

As of September 30, 2004, the Company presents insurance cover operational risks, civil against fire and various risks for the inventories and fixed assets. This insurance is extended to all companies of the TIM group and TIM Brasil Serviços e Participações S.A. is the mainly insured. Management consider the amounts sufficient to cover eventual losses.

05.01 - Comments on Company Performance

See “08.01- Comments on the consolidated company performance in the quarter.”

06.01 - Consolidated Balance Sheet - Assets (R$ thousand)

06.01 – CONSOLIDATED BALANCE SHEET (In Thousands of Reais)

1 – Code	2 – Description	3 – 9.30.2004	4 – 6.30.2004
1	Total assets	3,230,879	1,650,689
1.01	Current assets	1,524,847	767,902
1.01.01	Cash and cash equivalents	656,730	384,987
1.01.01.01	Banks	14,789	4,883
1.01.01.02	Marketable securities	641,941	380,104
1.01.02	Receivables	556,043	262,895
1.01.02.01	Receivables from customers	556,043	262,895
1.01.03	Inventories	48,761	24,985
1.01.04	Other current assets	263,313	95,035
1.01.04.01	Recoverable taxes	99,819	18,309
1.01.04.02	Deferred taxes	114,752	60,816
1.01.04.03	Prepaid expenses	18,796	14,361
1.01.04.04	Advances to suppliers	23,967	400
1.01.04.05	Other	5,979	1,149
1.02	Long-term assets	244,954	157,664
1.02.01	Other receivables	214,638	129,427
1.02.01.01	Recoverable taxes	38,413	11,799
1.02.01.02	Deferred taxes	176,225	117,628
1.02.02	Receivables from related companies	2,043	2,220
1.02.02.01	Associated companies	-	-
1.02.02.02	Subsidiaries	-	-
1.02.02.03	Other related companies	2,043	2,220
1.02.03	Other	28,273	26,017
1.02.03.01	Judicial deposits	26,211	17,576
1.02.03.02	Marketable securities	-	8,145
1.02.03.02	Other	2,062	296
1.03	Permanent assets	1,461,078	725,123
1.03.01	Investments	10,286	10,680
1.03.01.01	In associated companies	-	-
1.03.01.02	In Subsidiaries	-	-
1.03.01.03	Other	-	-
1.03.02	Property, plant and equipment	1,450,792	714,443
1.03.03	Deferred charges	-

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

06.02 – CONSOLIDATED BALANCE SHEET (In Thousands of Reais)

1 – Code	2 – Description	3 – 9.30.2004	4 – 6.30.2004
2	Total liabilities and shareholders' equity	3,230,879	1,650,689
2.01	Current liabilities	705,395	379,150
2.01.01	Debt – current portion	61,853	31,983
2.01.02	Debentures	-	-
2.01.03	Suppliers	432,085	234,307
2.01.04	Taxes, charges and contributions	139,293	69,380
2.01.05	Dividends payable	16,239	5,808
2.01.05.01	Interest on shareholders’ equity	9,793	3,476
2.01.05.02	Dividends payable	6,446	2,332
2.01.06	Provisions	-	-
2.01.07	Payable to related companies	-	-
2.01.08	Other	55,925	37,672
2.01.08.01	Salaries, charges and social benefits	24,568	12,724
2.01.08.02	Use License	7,383	17,633
2.01.08.03	Pass to other carriers	23,974	7,315
2.01.08.04	Deferred revenue	-	-
2.01.08.05	Other liabilities	-	-
2.02	Long-term liabilities	116,437	103,673
2.02.01	Debt	39,928	30,282
2.02.02	Debentures	-	-
2.02.03	Provisions	27,992	18,178
2.02.03.01	Provision for pension plan	3,733	3,733
2.02.03.02	Provision for contingencies	24,259	14,445
2.02.04	Payables to related companies	12,639	12,723
2.02.05	Other	35,878	42,490
2.02.05.01	Taxes and contributions payable	35,709	42,490
2.02.05.02	Others	169	-
2.03	Deferred income	-	-
2.04	Minority interest	399,392	190,414
2.05	Shareholders' equity	2,009,655	977,452
2.05.01	Paid-up capital	884,504	456,266
2.05.02	Capital reserves	240,634	121,463
2.05.03	Revaluation reserves	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Associated/subsidiary companies' assets	-	-
2.05.04	Revenue reserves	471,550	349,257
2.05.04.01	Legal	62,674	29,835
2.05.04.02	Statutory	87,154	-
2.05.04.03	Contingencies	-	-
2.05.04.04	Unrealized profits	18,838	-
2.05.04.05	Retention of profits	-	-
2.05.04.06	Special reserve for undistributed dividends	2,301	-
2.05.04.07	Other revenue reserves	300,583	319,422
2.05.05	Retained earnings/accumulated deficit	412,967	50,466

08.01 - Consolidated Statement of Operations

1 – Code	2 – Description	3 – 07.01.2004 to 9.30.2004	4 - 01.01.2004 to 9.30.2004	5 – 07.01.2003 to 9.30.2003	6 - 01.01.2003 to 9.30.2003
3.01	Gross revenue from goods sold and services rendered	1,542,377	2,427,589	341,006	992,199
3.02	Deductions to gross revenue	(384,303)	(610,660)	(78,232)	(223,097)
3.03	Net revenue from goods sold and services rendered	1,158,074	1,816,929	262,774	769,102
3.04	Cost of goods sold and services rendered	(554,949)	(917,699)	(141,532)	(409,195)
3.05	Gross profit	603,125	899,230	121,242	359,907
3.06	Operating expenses/income	(365,662)	(578,740)	(77,313)	(232,074)
3.06.01	Selling	(287,188)	(450,523)	(52,461)	(151,135)
3.06.02	General and administrative	(90,358)	(142,418)	(22,899)	(74,079)
3.06.03	Financial, net	36,118	49,315	9,194	15,425
3.06.03.01	Financial income	65,521	99,387	33,818	108,762
3.06.03.02	Financial expenses	(29,403)	(50,072)	(24,624)	(93,337)
3.06.04	Other operating income	15,222	25,659	1,875	7,624
3.06.05	Other operating expenses	(39,456)	(60,773)	(11,112)	(26,942)
3.06.06	Equity interest in income of subsidiary and associated companies	-	-	(1,910)	(2,967)
3.07	Operating profit (loss)	237,463	320,490	43,929	127,833
3.08	Non-operating results	(3,602)	(4,193)	1,038	(845)
3.08.01	Income	1,192	1,741	70	1,115
3.08.02	Expenses	(4,794)	(5,934)	968	(1,960)
3.09	Income (loss) before taxes and participation	233,861	316,297	44,967	126,988
3.10	Provision for income tax and social contribution	(42,932)	(70,431)	(12,454)	(24,083)
3.11	Deferred income tax	(5,578)	1,796	581	(4,830)
3.12	Statutory profit sharing and contributions	-	-	-	-
3.12.01	Participation	-	-	-	-
3.12.01.01	Profit sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest attributed to shareholders’ capital	-	-	-	-
3.14	Minority interest	(34,728)	(46,574)	(6,637)	(21,387)
3.15	Net income (loss) for the period	150,623	201,088	26,457	76,688
	Number of shares (thousand), excluding treasury stock	702,505,239	702,505,239	356,478,472	356,478,472
	Net income per share	0.00021	0.00029	0.00007	0.00022
	Net loss per share

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: October 26, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer